UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report and exhibits are incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on January 24, 2020 (File Nos. 333-236083, 333-236083-01 and 333-236083-02), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Enclosures:

Exhibit 99.1:	Consent of PricewaterhouseCoopers Auditores Independentes

Exhibit 99.2:	Management’s Report on Internal Control over Financing Reporting

Exhibit 99.3:	Report of independent registered public accounting firm

Exhibit 99.4:	Consolidated Financial Statement at December 31, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2020

SUZANO S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial Officer and Investor Relations Director

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